UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_______________
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Exact name of registrant as specified in its charter)

Federative Republic of Brazil (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

Av. Brigadeiro Luiz Antonio 3142 São Paulo, SP 01402-901 Federative Republic of Brazil (Address of principal executive offices)	N/A (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Name of Each Exchange on Which
Title of Each Class to be so Registered	Each Class is to be Registered
Common shares, without par value	New York Stock Exchange[1]
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one common share	New York Stock Exchange[2]

__________________________

1._ Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

2._ Each American Depositary Share represents the right to receive one common share. The American Depositary Shares have been registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6, dated October 29, 2015, filed with the Securities and Exchange Commission under file number 333-207667. Accordingly, the American Depositary Shares are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.      Description of Registrant’s Securities to be Registered.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of the material terms of provisions of our common shares, including related provisions of our bylaws, Brazilian Law No. 6,404/76, as amended, or the Brazilian Corporation Law, and the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), which we refer as the CVM, and the listing rules of the Novo Mercado published by B3 S.A. – Brasil, Bolsa, Balcão, which we refer to as the B3. This description does not purport to be complete and is qualified by reference to our bylaws, Brazilian Corporation Law, the rules and regulations of CVM and the rules of the Novo Mercado.

Unless otherwise indicated or the context otherwise requires, all references in this description to “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to Companhia Brasileira de Distribuição and its consolidated subsidiaries.

Capital Stock

As of February 27, 2020, our share capital corresponded to R$6,858,614,810.87 all of which was fully subscribed and paid in, comprising 99,679,851 common shares and 168,355,350 preferred shares, all with no par value.

At an extraordinary shareholders’ meeting held on December 30, 2019, our shareholders approved, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share; (2) the Company's adherence to the Novo Mercado rules and the transfer of trading of the common shares issued by the Company to the Novo Mercado, and (3) amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. Such decisions, including our new bylaws, will come into effect on March 2, 2020.

In order to join the Novo Mercado, we will enter into a Novo Mercado Participation Agreement with the B3. Through this agreement, which will become effective on March 2, 2020, we will be required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our common shares will be traded on the Novo Mercado segment of the B3.

After the conversion of the preferred shares into common shares, which will occur after the market closes on February 28, 2020, as approved by our shareholders on December 30, 2019, our subscribed and fully-paid share capital will be R6,858,614,810.87 divided into 268,035,201common shares, all with no par value. Under our by-laws, our board of directors may increase our share capital up to the limit of our authorized share capital of 400,000,000 common shares by issuing common shares without seeking specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ meeting. Pursuant to the Novo Mercado rules, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights. Therefore, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

This section is based on the Company’s new bylaws, approved at the shareholders’ meeting held on December 30, 2019, which will become effective on March 2, 2020.

Rights of Common Shares

At our shareholders’ meetings, each common share entitles the holder thereof to one vote. Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “— Allocation of Net Profits and Distribution of Dividends and Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian Corporation Law. See “— Preemptive Rights.”

According to the Brazilian Corporation Law, holders of our common shares that are not controlling shareholders and represent at least 10% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such right.

The Brazilian Corporation Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Instruction No. 282, of June 26, 1998, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced from 10% to as low as 5% depending on the value of the company’s capital stock. Taking into consideration our current capital stock, shareholders representing 5% of the voting capital may request the adoption of cumulative voting to elect the members of our board of directors.

According to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•        the right to participate in the distribution of profits;

•        the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the Company;

•        preemptive rights in the event of the issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “— Preemptive Rights;”

•        the right to supervise our management in accordance with the provisions of the Brazilian Corporation Law; and

•        the right to withdraw from the Company in the cases specified in the Brazilian Corporation Law, which are described under “—Withdrawal Rights.”

Meetings of Shareholders

Pursuant to the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held during the first four months following the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting and to elect the members of our board of directors and fiscal council, as the case may be.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•        the amendment of our bylaws;

•        the appointment or removal of members of our board of directors;

•        the appointment or removal of the Chairman or the Co-Vice Chairmen of our board of directors;

•        the approval of annual management’s accounts and our annual financial statements;

•        the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our Board of Directors to approve such issuances within the limit of our authorized capital (400,000,000 common shares);

•        the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

•        the approval of any proposal to change our corporate, amalgamate, merge the Company with or into another company, spin-off or split the Company, or any other form of restructuring of the Company;

•        the approval of any proposal for the dissolution or liquidation of the Company, or for the appointment or replacement of the liquidator;

•        the approval of the accounts of the liquidator; and

•        the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

Call of Shareholders’ Meeting

The Chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by any of the Co-Vice-Chairmen of our board of directors or, in their absence, by an Officer appointed by the Chairman of our board of directors. Pursuant to the Brazilian Corporation Law, shareholders’ meetings also may be called by:

•        any shareholder, if our management fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;

•        shareholders holding at least five percent of our shares, if our management fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•        shareholders holding at least five percent of our shares if our management fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; and

•        our fiscal council, if one is created, if our management fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Notice of Shareholders’ Meeting

Under the Brazilian Corporation Law, notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of Sao Paulo, and in another widely circulated newspaper in the same state, which is currently Folha de São Paulo. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons that any proposal submitted to the shareholder violates applicable legislation.

Admission to Shareholders’ Meeting

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the common shares that they intend to vote. A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporate officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer or a proxy.

Quorum and Voting at Shareholders’ Meeting

Generally, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding common shares on the first call and, if that quorum is not reached, any percentage on the second call. If a shareholders’ meeting is called to amend our by-laws, a quorum at that shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding common shares on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding common shares is required in order to, among other things:

•        reduce the percentage of mandatory dividends;

•        change our corporate purpose;

•        consolidate with or merge the Company with or into another company;

•        spin off a portion of our assets or liabilities;

•        approve our participation in a group of companies (as defined in the Brazilian Corporation Law);

•        apply for cancellation of any voluntary liquidation;

•        merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

•        approve our dissolution.

Board of Directors

According to our bylaws, our board of directors consists of at least seven and no more than nine members. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years, and may be reelected. At least two or 20% of such directors, whichever is greater, must be independent (as defined in the Novo Mercado regulations). There is no requirement under the Brazilian Corporation Law or our by-laws that directors retire upon reaching a certain age.

Our bylaws provide that our shareholders’ meeting appoints the Chairman of our board of directors and up to two Co-Vice Chairmen of our board of directors. In addition, our bylaws provide that the Chairman of our board of directors cannot be our chief executive officer.

Under the Brazilian Corporation Law, our officers and directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

Our by-laws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies.

Allocation of Net Profits and Distribution of Dividends and Interest on Shareholders’ Equity

Allocation of Net Profit

At each annual shareholders’ meeting, our board of executive officers and our board of directors is required to recommend how to allocate our net profit, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian Corporation Law defines “net profit” for any fiscal year as the net profit of the relevant fiscal year after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profit in that fiscal year pursuant to our profit sharing plans. Our by-laws allow us to implement a profit sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian Corporation Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of our financial statements. Our management’s and our shareholders’ discretion to determine the allocation of our net profit is limited by certain rules that determine whether such net profit should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory Minimum Dividend. Under the Brazilian Corporation Law and our bylaws, we must allocate a specified percentage of our net income as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders’ equity, which may be deducted by us in calculating our income and social contribution obligations. Adjusted net profit is net profit following the addition or subtraction of:

•        amounts allocated to the formation of a legal reserve account; and

•        amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below). The balance of the reserve accounts, except for the contingency reserve account and unrealized profit reserve account, may not exceed our share capital. If this occurs, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

Under the Brazilian Corporation Law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management reports at our shareholders’ general meeting that the distribution would be incompatible with our financial condition. The fiscal council, if in place, must issue its opinion in relation to the suspension. In addition, our management must file a justification for such suspension with the CVM within five days from the date of the relevant general shareholders’ meeting. If the mandatory dividend is not paid, the unpaid amount must be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds must be paid out as dividends as soon as our financial condition permits.

Legal reserve account. Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net profit for each fiscal year until the aggregate amount of our legal reserve equals 20% of our share capital. Our legal reserve may only be used to increase our share capital or to offset accumulated losses, if any. We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our share capital. The legal reserve account is not available for the payment of dividends.

Contingency reserve account. A portion of our net profit may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to allocate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian Corporation Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our by-laws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed an amount to our share capital. Our shareholders may amend our by-laws in order to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Unrealized profit reserve account. The portion of the mandatory dividends that exceeds the net profit actually realized in any year may be allocated to the unrealized profit reserve account. Unrealized profit is profit resulting from investments measured by the equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year. The unrealized profit reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

Retained profit reserve. Our shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

Distribution of Dividends

Under the Brazilian Corporation Law and our by-laws, we may pay dividends only from:

•        our “net profit” earned in a given fiscal year, which is our results from the relevant fiscal year, reduced by accumulated losses of prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our profit sharing plans. Our by-laws allow us to implement a profit sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian Corporation Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared;

•        our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or

•        our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. For these purposes, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized profit reserve account, not including the legal reserve account.

Dividends are generally to be declared at general shareholders’ meetings in accordance with the board of directors’ recommendation. Our board of directors may declare interim dividends to be deducted from the accrued profit recorded in our annual or semiannual financial statements. In addition, our board of directors may pay dividends from the net profit based on our unaudited quarterly financial statements. The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual financial statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profit earned in the year the interim dividends were paid.

Under the Brazilian Corporation Law and our bylaws, dividends must be available to the shareholders within 60 days after the date the dividends were declared. The amount is subject to monetary restatement, if so determined by our board of directors.

A shareholder has a three-year period following the dividend payment date to claim a dividend with respect to its shares. After the expiration of that period, we are no longer liable for the payment of such dividend.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. We may treat these payments as deductible expenses for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in a shareholders’ meeting. The amount distributed to our shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. This rate applied in calculating interest attributable to shareholders’ equity cannot exceed the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, as determined by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, from time to time, and cannot exceed, for tax purposes, the greater of (1) 50% of net profit (after deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amount of the interest on shareholders’ equity) for the year with respect to which the payment is made; or (2) 50% of the sum of retained profit and profit reserves in the beginning of the period with respect to which the payment is made.

Any payment of interest on common shares to shareholders, whether Brazilian residents or not, including holders of the American Depositary Receipts, each representing one common share, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident or domiciled in a Low or Nil Taxation Jurisdiction (generally a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% - or 17% if certain requirements are met) or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment). See “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.” The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

Withdrawal Rights

Our common shares are not redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from the Company and to receive the value of their common shares. According to the Brazilian Corporation Law, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

•        a reduction in the percentage of mandatory dividends;

•        a change in our corporate purposes;

•        the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;

•        our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

•        our participation in a group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein;

•        the conversion of the Company to another corporate form; and

•        a spin-off of the Company if it entails (1) a change in our corporate purpose, (2) a reduction in mandatory dividends, or (3) our participation in a group of companies as defined under the Brazilian Corporation Law.

Withdrawal rights may not be exercised in the event of:

•        the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;

•        our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company; and

•        our participation in a group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein,

if our shares (1) are “liquid,” which means that they are part of the IBOVESPA Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates hold less than 50% of the type or class of shares that are being withdrawn.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (1) a merger of all of our shares into another company so that we become a wholly-owned subsidiary of such company; (2) a spin-off; or (3) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting.  We are entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of this period if we determine that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is adopted more than 60 days after the date of our most recent audited approved balance sheet, a shareholder may request that its shares be valued on the basis of a special balance sheet dated no more than 60 days prior to the date of the adoption of the resolution. In such case, we are obligated to immediately pay 80% of the book value of the shares according to our most recent audited approved balance sheet, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting that gave rise to withdrawal rights.

Preemptive Rights

Under the Brazilian Corporation Law, except as described below, each of our shareholders has a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to its shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares upon the exercise of options are not subject to preemptive rights. A minimum period of 30 days following the publication of the notice of the issuance of shares, convertible debentures and warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value.

Under the terms of the Brazilian Corporation Law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

Sale of Control of Our Company

In the event of a sale of the company’s corporate control directly or indirectly, through single or successive transactions, the acquirer must conduct a public tender offer to buy all of the shares held by the remaining shareholders in order to assure equal treatment of all shareholders (tag-along right). The tender offer will be subject to the terms and conditions terms set forth under applicable laws and the rules of the Novo Mercado.

Acquisition of a Significant Equity Interest in our Company

Our by-laws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require any person, shareholder or Group of Shareholders (as defined in Article 36 of our bylaws) that acquires, whether through a single transaction or through a series of transactions:

•        direct or indirect ownership more than 25% of our shares (excluding treasury shares); or

•        any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning more than 25% of our shares (excluding treasury shares) (each, a “Significant Equity Interest”)

to, within 30 days from the date of such acquisition, commence a public tender offer to purchase any and all of our outstanding shares in accordance with the regulations of the CVM and the B3 and our by-laws. The purchase price offered in the tender offer must be not less than the greater of:

•        the economic value of our company, determined pursuant to Article 36 of our by-laws;

•        the highest price paid by the acquiring person, shareholder or Group of Shareholders during the 12 months prior to the acquisition of the Significant Equity Interest; and

•        125% of the weighted average unit price of the common shares during the period of 120 trading sessions prior to the commencement of the tender offer.

The obligation to commence a tender offer will not apply to a person, shareholder or Group of Shareholders that acquires a Significant Equity Interest:

•        as a result of a merger of our company with another company or a merger of shares of another company into our company;

•        if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights;

•        if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; or

•        in the event of a public offering (including a public offering with restricted selling efforts).

Involuntary increases of equity interest resulting from cancellation of treasury shares, repurchases of shares by our company or capital reductions with cancellation of shares will not be considered in the calculation of a Significant Equity Interest.

The commencement of a public tender offer by the holder of a Significant Equity Interest does not prevent any other person from commencing a competing public tender offer in accordance with applicable regulations.

The obligation of the holder of a Significant Equity Interest to commence a public tender offer may be waived in a general shareholders’ meeting by the affirmative vote of a majority of our outstanding shares present in such meeting, excluding shares held by the holder of a Significant Equity Interest. The quorum requirement for a general shareholders’ meeting called to deliberate on such a waiver is a minimum of 2/3 of our outstanding shares, excluding shares held by the holder of a Significant Equity Interest, on first call, and any number of our outstanding shares on a subsequent call.

Arbitration

In accordance with our by-laws, we, our shareholders, directors, officers and members of our fiscal council, effective or alternates, if any, agree to resolve through arbitration before the Market Arbitration Chamber of the B3 any disputes or controversies that may arise between us relating to or arising from our status as issuer, shareholders, directors, officers or members of the fiscal council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Brazilian Corporation Law, in our bylaws, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities Commission, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

Regulation of Foreign Investment

The ownership of common shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law. The right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration with the Central Bank.

Resolution No. 4,373 of the National Monetary Council, which we refer to as CMN Resolution No. 4,373, provides for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers. The depositary receipt program is subject to the approval from the CVM pursuant to Instruction CVM No. 559. Based on CMN Resolution No. 4,373 and Instruction CVM No. 559, we filed an application with CVM to have our current American Depositary Receipts Program amended to reflect the conversion of the preferred shares to common shares, and we received final approval on February 21, 2020.

An electronic registration was issued in the name of the depositary with respect to the American depositary shares, each representing ownership interests in one common share, or the Common ADSs, and is maintained by the custodian on behalf of the depositary. This electronic registration was carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions, with respect to the common shares represented by the Common ADSs, into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of Common ADSs exchanges those Common ADSs for common shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration. Thereafter, unless the common shares are held pursuant to CMN Resolution No. 4,373, a holder of common shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the common shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%  - or 17% if certain requirements are met), the investor will also be subject to less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of CMN Resolution No. 4,373. See “—Brazilian Tax Considerations.”

Under CMN Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with CMN Resolution 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to CMN Resolution No. 4,373, foreign investors must fulfill the following requirements before engaging in financial transactions:

•        appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•        appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

•        complete the appropriate foreign investor registration form;

•        register as a foreign investor with the CVM; and

•        register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures or other securities into shares, subscription and redemption of quotas of investment funds regulated by the CVM, cancelling or suspension of trading, public offerings of securities, etc., as detailed by CVM Rule No. 560. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of common shares or Common ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder. Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in common shares or Common ADSs.

This summary is based upon federal tax laws of Brazil in effect as of the date hereof, which are subject to change and differing interpretations. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Third Amended and Restated Deposit Agreement, dated as of September 22, 2015, among us, JP Morgan Chase Bank, N.A., as the depositary and the owners from time to time of Common ADRs, and any related documents, will be performed in accordance with its terms.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of common shares or Common ADSs.

The tax considerations described below do not take into account tax treaties entered into by Brazil and other countries.

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as the Company, to a Common ADS Holder that is not resident in Brazil for tax purposes (“Non-Resident Holder”) are currently not subject to withholding income tax, or WHT, in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, or Law No. 11,638, significantly changed the Brazilian Corporation Law in order to align Brazilian generally accepted accounting principles with International Financial Reporting Standards, or IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law No. 11,638, or IFRS Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

Any profits paid in excess of said 2007 Profits, or Excess Dividends, should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (1) 15.0% WHT, in case of beneficiaries domiciled abroad, but not in a Low or Nil Tax Jurisdiction, and (2) 25.0% WHT, in the case of beneficiaries domiciled in a Low or Nil Tax Jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12, 973, in addition to revoking the RTT, introduced a new set of tax rules (the “New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

Finally, there is currently legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

Distribution of Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as the Company, to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the TJLP, as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

•        50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

•        50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity must be proposed by our board of directors and is subject to subsequent ratification by the shareholders at the shareholders’ meeting.

Capital Gains

Sale of Common ADSs

According to Law No. 10,833, dated December 29, 2003, or Law 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil.

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposal of Common ADSs to another non-Brazilian resident. If the Common ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Brazilian Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

Conversion of Common ADS into Common Shares

Although there is no clear regulatory guidance, the exchange of Common ADS for common shares should not be subject to Brazilian tax. Non-Resident Holders may exchange Common ADS for the underlying common shares, sell the common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the regulations of the Central Bank.

Upon receipt of the underlying common shares in exchange for Common ADS, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described above.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered before the Central Bank and the CVM in accordance with Resolution No. 4,373.

Sale of Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange (which may include transactions carried out on the organized over-the-counter market, or OTC) are:

•        exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•        subject to income tax at a rate of 15.0% in the case of gains realized by (1) a Non-Resident Holder that (A) is not a 4,373 Holder and (B) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) a Non-Resident Holder that (A) is a 4,373 Holder, and (B) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or

•        subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of common shares that is not carried out on a Brazilian stock exchange are subject to (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that is not resident or domiciled in a Low Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a Non-Resident Holder that is domiciled or resident in a Low Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Any exercise of preemptive rights relating to common shares or Common ADS will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to common shares by the depositary on behalf of holders of Common ADS will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of common shares.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as the Company, the positive difference between the amount received by a Non-Brazilian Holder and the acquisition cost of the common shares redeemed, including these underlying Common ADS, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the progressive rate from 15% to 22.5%, and 25% for residents in a Low or Nil Taxation Jurisdiction.

As a general rule, the gains realized as a result of the disposal of common shares, including these underlying Common ADS, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Brazilian Holder of Common ADSs and a 4,373 Holder of common shares will continue or that it will not change in the future.

Gains on the exchange of common shares for Common ADSs

The deposit of common shares in exchange for Common ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

•        the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or

•        if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents, and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008, or Law No. 11,727.

A Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 20.0%, or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased, from 20.0% to 17.0%, the minimum threshold for certain specific cases. The reduced 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. Although Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as privileged tax regimes, has not been amended yet to reflect such threshold modification.

Law No. 11,727 created the concept of “privileged tax regimes,” which encompasses the countries and jurisdictions that (1) do not tax income or tax it at a maximum rate lower than 20.0%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that tax authorities will not interpret the rules as applicable also to a Non-Resident Holder on payments of interest on shareholders’ equity.

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% of WHT applies to payments made to beneficiaries resident in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25.0%.

We recommend investors to consult their own tax advisors from time to time to verify any possible tax consequence arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of common shares or Common ADSs by a Non-Brazilian Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Brazilian Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Brazilian Holder of common shares or Common ADSs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the common shares and Common ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%.  Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Brazilian Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of Common ADSs into common shares held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving common shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Currently, the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate. Any increase in the rate would not apply retroactively.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., acts as depositary for the American depositary shares, or ADSs, representing our preferred shares. Each ADS represents an ownership interest in one preferred share held on deposit with the custodian, as agent of the depositary, under the deposit agreement among the Company, the depositary and each holder of an American Depositary Receipt, of ADR. In connection with the conversion of the preferred shares into common shares, which will occur after the market closes on February 28, 2020, we have requested the depositary to amend the ADRs evidencing the ADSs to reflect the conversion of the preferred shares represented by those ADSs into common shares as permitted by the deposit agreement. Following this amendment of the ADRs, the ADRs will evidence Common ADSs, each representing ownership interests in one common share. Each Common ADS will also represent any securities, cash or other property deposited with the depositary. Unless certificated ADRs are specifically requested, all Common ADSs will be issued on the books of the depositary in book-entry form through the Direct Registration System, or DRS, administered by The Depositary Trust Company, or DTC, and periodic statements will be mailed to holders entitled thereto reflecting their ownership interest in such Common ADSs. In our description, references to ADRs include the statements you will receive which reflect your ownership of Common ADSs.

The depositary's office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

You may hold Common ADSs either directly or indirectly through your broker or other financial institution. If you hold Common ADSs directly, by having a Common ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold Common ADSs directly. If you hold the Common ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we do not treat you as a shareholder of ours and you do not have any shareholder rights. Brazilian law governs shareholder rights. Because the depositary or its nominee is the shareholder of record for the common shares represented by all outstanding Common ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement currently entered into among us, the depositary and all registered holders from time to time of Common ADSs issued under the deposit agreement. The obligations of our company, the depositary and its and our agents are also set out in the deposit agreement. Because the depositary or its nominee is actually the registered owner of the common shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the Common ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you have agreed that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, in federal courts.

The following is a summary of what we believe to be the material terms of the deposit agreement. This summary is based on the deposit agreement, including the amended form of ADR that will be filed with the SEC under Rule 424(b) and become effective on March 4, 2020. A copy of the amended form of ADR is attached to this registration statement as Exhibit 3. This summary may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of the Common ADSs. You can read a copy of the deposit agreement which is filed with the SEC under cover of a Registration Statement on Form F-6. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the common shares underlying my Common ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your Common ADSs represent as of the record date set by the depositary with respect to the Common ADSs.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•        Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (3) deduction of the depositary's and/or its agents’ fees and expenses in (a) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (b) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (c) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (d) making any sale by public or private means in any commercially reasonable manner. If we advise the depositary that any such conversion, transfer or distribution can be effected only with the approval or license of the Brazilian government or any agency thereof, or the depositary shall become aware of any other governmental approval or license required therefor, the depositary may, in its discretion, apply for such approval or license, if any, as we or our Brazilian counsel may reasonably instruct in writing or as the depositary may deem desirable including, without limitation, registration with the Banco Central do Brasil (the "Central Bank"). If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•        Shares. In the case of a distribution in common shares, the depositary will issue additional ADRs to evidence the number of Common ADSs representing such common shares. Only whole Common ADSs will be issued. Any common shares which would result in fractional Common ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•        Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional common shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(1)  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(2) if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing, in which case ADR holders will receive nothing and the rights may lapse.

•        Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•        Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional common shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (1) we shall have timely requested that the elective distribution is available to ADR holders, (2) the depositary shall have determined that such distribution is reasonably practicable and (3) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the common shares for which no election is made, either (a) cash or (b) additional Common ADSs representing such additional common shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional Common ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the Common ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable. We have no obligation to register Common ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Common ADSs, common shares, rights or anything else to Common ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the "Depositary Receipt Sale and Purchase of Security" section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue Common ADSs?

The depositary will issue Common ADSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.

Common shares deposited with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian holds all deposited common shares for the account and to the order of the depositary for the benefit of ADR holders, to the extent not prohibited by law. ADR holders thus have no direct ownership interest in the common shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited common shares. The deposited common shares and any such additional items are referred to as "deposited securities".

In the deposit agreement, we, the depositary and its custodian have agreed to comply with Brazil’s Monetary Council Resolution No. 1,927, dated as of May 18, 1992, in the third article, paragraph three, of the Regulation Annex V, and have agreed to furnish to the Central Bank and the Comissão de Valores Mobiliários (the "CVM"), whenever required, information or documents related to the ADRs and the deposit agreement, the deposited securities and distributions thereon. The depositary and the custodian have been authorized to release such information or documents and any other information as required by local regulation, law or regulatory body request. In the event that the depositary or the custodian shall be advised in writing by reputable independent Brazilian counsel that the depositary or the custodian reasonably could be subject to criminal, or material, as reasonably determined by the depositary, civil liabilities as a result of our having failed to provide such information or documents reasonably available only through us, the depositary shall have the right to terminate the deposit agreement, upon at least 30 days’ prior written notice to us and the registered ADR holders.

Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of Common ADSs to which such person is entitled. All of the Common ADSs issued will, unless specifically requested to the contrary, be part of the depositary's DRS, and a registered holder will receive periodic statements from the depositary which will show the number of Common ADSs registered in such holder's name. An ADR holder can request that the Common ADSs not be held through DRS and that a certificated ADR be issued.

The depositary shall not knowingly accept for deposit under the deposit agreement any common shares or other deposited securities required to be registered under the provisions of the U.S. Securities Act, unless a registration statement is in effect as to such common shares.

How do ADR holders cancel a Common ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration Common ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying common shares or other deposited securities to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•        temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders' meeting, or the payment of dividends;

•        the payment of fees, taxes and similar charges; or

•        compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•        to receive any distribution on or in respect of deposited securities,

•        to give instructions for the exercise of voting rights at a meeting of holders of shares,

•        to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•        to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the common shares which underlie your Common ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the common shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the common shares.

As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of common shares or other deposited securities, the depositary shall distribute to the registered ADR holders a notice stating (1) such information as is contained in the voting materials received by the depositary, (2) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Brazilian law, be entitled to instruct the depositary to exercise the voting rights, if any, pertaining to the common shares underlying such ADR holder’s Common ADSs, and (3) the manner in which you may instruct the depositary to exercise the voting rights for the common shares which underlie your Common ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the ADR department of the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying common shares or other deposited securities, to vote or to have its agents vote the common shares or other deposited securities as you instruct.

To the extent such instructions are not received by the depositary from any ADR holder in a timely manner, such ADR holder will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, and the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to give a discretionary proxy to a person designated by us to vote the deposited securities represented by the Common ADSs evidenced by such holder's ADRs as to which such instructions were not so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter (1) as to which we inform the depositary (and we have agreed to provide the depositary with such information promptly in writing) that (a) we do not wish such proxy given, (b) substantial opposition exists or (c) materially affects the rights of holders of common shares and (2) unless, with respect to such meeting, the depositary has been provided with an opinion of counsel, in form and substance satisfactory to the depositary, to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in Brazil, (b) the granting of such proxy will not result in a violation of Brazilian law, rule, regulation or permit, (c) the voting arrangement and deemed instruction as contemplated in the deposit agreement will be given effect under Brazilian law, and (d) the granting of such discretionary proxy will not under any circumstances result in the common shares represented by the Common ADSs being treated as assets of the depositary under Brazilian law.

Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the Common ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that ADR holders and beneficial owners of Common ADSs generally, or any ADR holder or beneficial owner of Common ADSs in particular, will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their Common ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian and the depositary’s designated transfer office, the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our common shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge and collect from each person to whom Common ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the Common ADSs or deposited securities, and each person surrendering Common ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, a fee of $5.00 or less for each 100 Common ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be, plus any additional fees charged by any governmental authorities or other institutions such as the B3 S.A. – Brasil, Bolsa, Balcão, the stock exchange on which the common shares are registered for trading. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering Common ADSs and/or to whom Common ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the Common ADSs or the deposited securities or a distribution of Common ADSs), whichever is applicable:

•        a fee of up to U.S.$0.05 per Common ADS for any cash distribution made pursuant to the deposit agreement;

•        a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•        a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per Common ADS issuance fee for the execution and delivery of Common ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•        an aggregate fee of up to U.S.$0.05 per Common ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•        a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•        stock transfer or other taxes and other governmental charges;

•        cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of common shares, ADRs or deposited securities;

•        transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•        fees, expenses and other charges charged in connection with conversion of foreign currency into U.S. dollar as described below; and

•        fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (1) a published benchmark rate, or (2) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”). Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on us, the depositary, ADR holders or beneficial owners of Common ADSs. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity. Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX Transactions will be provided by the depositary on ADR.com. We and, by holding a Common ADS or an interest therein, ADR holders and beneficial owners of Common ADSs will each be acknowledging and agreeing that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. ADR holders will receive prior notice of the increase in any such fees and charges. The right of the depositary to charge and receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of Common ADSs directly from investors depositing common shares or surrendering Common ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of Common ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any Common ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the Common ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split‑up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split‑up, consolidation, cancellation or other reclassification of deposited securities or (2) any distributions of common shares or other property not made to holders of ADRs or (3) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•        amend the form of ADR;

•        distribute additional or amended ADRs;

•        distribute cash, securities or other property it has received in connection with such actions;

•        sell any securities or property received and distribute the proceeds as cash; or

•        none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each Common ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the Common ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders, and such amendment will not be effective until 30 days after notice shall have been given to ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Any amendments or supplements which (1) are reasonably necessary (as agreed by us and the depositary) in order for (a) the Common ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the Common ADSs or common shares to be traded solely in electronic book-entry form and (2) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your Common ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (1) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (2) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold in a segregated account the net proceeds of such sales (as long as it may lawfully do so), together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. After the date fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of Common ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•        payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the deposit agreement;

•        the production of proof satisfactory to it of (1) the identity of any signatory and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•        compliance with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of in writing by us which are required by us, the depositary or its custodian to facilitate compliance with any applicable rules or regulations of the Central Bank, the SEC, the CVM, or any applicable regulator.

The issuance of ADRs, the acceptance of deposits of common shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of common shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw common shares may only be limited under the following circumstances: (1) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (2) the payment of fees, taxes, and similar charges, and (3) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our and their respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•        any present or future law, rule, regulation, fiat, order or decree of the United States, the Federative Republic of Brazil or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•        it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•        it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•        it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•        it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (1) committed fraud or willful misconduct in the provision of custodial services to the depositary or (2) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any Common ADSs about the requirements of Brazilian laws, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by registered holders or beneficial owners on account of their ownership of ADRs or Common ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in Common ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the common shares or other deposited securities, the Common ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in Common ADSs.

Disclosure of Interest in Common ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your Common ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of common shares and, by holding an ADR, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain at its designated transfer office a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's DRS. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or, in the case of the issuance book portion thereof, from time to time when deemed expedient by the depositary or when reasonably requested by us solely in order to enable us to comply with applicable law or regulations of the SEC, the CVM or any applicable regulator.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in Common ADSs, upon acceptance of any Common ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•        be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•        appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement may be instituted by the depositary in any competent court in the Federative Republic of Brazil and/or the United States.

By holding a Common ADS or an interest therein, registered holders of ADRs and owners of Common ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our common shares, the Common ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

ITEM 2.       Exhibits.

The following exhibits to this registration statement have been filed as exhibits to the Registration Statement and are hereby incorporated herein by reference.

No.	Description
1.	Form of By-Laws (Estatuto Social) of Companhia Brasileira de Distribuição (English translation).
2.

Third Amended and Restated Deposit Agreement dated as of September 22, 2015 among Companhia Brasileira de Distribuição, JPMorgan Chase Bank, N.A., and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99(a) to Registration Statement on Form F-6 filed with the Securities and Exchange Commission on dated October 29, 2015 (file number 333-207667).

3.	Form of Common ADR.

EXHIBIT INDEX

No.	Description
1.	Form of By-Laws (Estatuto Social) of Companhia Brasileira de Distribuição (English translation).
2.

Third Amended and Restated Deposit Agreement dated as of September 22, 2015 among Companhia Brasileira de Distribuição, JPMorgan Chase Bank, N.A., and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99(a) to Registration Statement on Form F-6 filed with the Securities and Exchange Commission on dated October 29, 2015 (file number 333-207667).

3.	Form of Common ADR.